United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant To Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2012

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in the Charter)

America Mobile

(Translation of Registrant’s Name into English)

Lago Zurich 245

Plaza Carso / Edificio Telcel

Colonia Granada Ampliación

11529 México, D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

(Check One)  Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K shall be deemed incorporated by reference into the

Registrant’s Registration Statement on Form F-3ASR (File No. 333-162217).

Exhibits

Pricing Agreement, dated February 1, 2012 (incorporating the Underwriting Agreement – Standard Provisions dated October 24, 2011) between América Móvil, S.A.B., de C.V., as Issuer, and The Hongkong and Shanghai Banking Corporation Limited, as Underwriter.	Exhibit 1.1

Twelfth Supplemental Indenture, dated as of February 8, 2012, among América Móvil, S.A.B. de C.V., as Issuer, The Bank of New York Mellon, as Trustee, Security Registrar, Paying Agent and Transfer Agent, The Bank of New York Mellon, London Branch, as London Paying Agent and London Transfer Agent, and The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg Paying Agent and Luxembourg Transfer Agent, relating to the 3.50% Senior Notes due 2015.	Exhibit 4.1

Specimen of Global Note representing the 3.50% Senior Notes due 2015.	Exhibit 4.2

Opinion of Cleary Gottlieb Steen & Hamilton LLP, dated February 8, 2012.	Exhibit 5.1

Opinion of Bufete Robles Miaja, S.C., dated February 8, 2012.	Exhibit 5.2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMÉRICA MÓVIL, S.A.B. DE C.V.

	By:	/s/ Carlos José García Moreno Elizondo
Name: Carlos José García Moreno Elizondo
Date: February 8, 2012	Title: Chief Financial Officer